	EXHIBIT 11
CLECO CORPORATION
COMPUTATION OF NET INCOME PER COMMON SHARE
(UNAUDITED)
	For the three months ended March 31,
	2003	2002
	(Thousands, except share and per share amounts)
Basic
Net income before preferred dividend requirements	$ 17,813	$ 14,053
Preferred dividend requirements, net	(477)	(472)

Net income applicable to common stock	17,336	13,581

Total basic net income applicable to common stock	17,336	13,581
Total basic net income per common share	$0.37	$0.30

Weighted average number of shares of common stock outstanding during the year	47,068,584	44,973,466

Diluted
Net income applicable to common stock	$17,336	$13,581
Adjustments to net income related to Employee Stock
Ownership Plan (ESOP) under the "if-converted" method:
Add: Loss of deduction for actual dividends paid
on convertible preferred stock, net of tax	319	328
Deduct: Tax benefit lost on above @ 38.48%
Deduct: Additional cash contribution equal to preferred dividends
less dividends paid at common dividend rate	(20)	(13)
Add: tax benefit gained on above @ 38.48%
Add: tax benefit on dividends paid on ESOP common shares assuming plan was based on common stock and benefit reduced income tax expense on income statement @ 38.48% (as of 1/1/95 only on allocated shares)
	159	147
Adjusted net income applicable to common stock	17,794	14,043

Total adjusted net income applicable to common stock	17,794	14,043
Total diluted net income per common stock	$ 0.36	$ 0.29

Weighted average number of shares of common stock
outstanding during the year	47,068,584	44,973,466
Number of equivalent common shares attributable to ESOP	2,417,082	2,512,260
Common stock under stock option grants average shares	-	177,493

Average diluted shares	49,485,666	47,663,219